FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 24, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F     X                    Form 40-F
                     -------                           ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes                                No     X
               -------                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes                                No     X
               -------                           -------

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                                No     X
               -------                           -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 5

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: June 24, 2003                              By:   /s/ Paul Chambers
                                                       -----------------
                                                       Paul Chambers
                                                       Company Secretary

20 June 2003

                  Smith & Nephew Close Period Trading Update

Smith & Nephew plc, the advanced medical devices group, has continued to achieve strong double-digit sales growth during the first half of 2003 in its largest and fastest-growing business - Orthopaedics. Overall underlying sales growth for Smith & Nephew in the first half of 2003 is expected to be around 10%. Acquisitions will add 1% to this growth, but currency will be 3% adverse.

Orthopaedics will lead the group with underlying sales growth of around 15% as anticipated, with continued strong reconstructive growth of 19% and trauma growth of 10%. Wound Management's underlying growth is running at 7%, a slower than expected start, largely due to delays in production expansion in the US. Sales of Dermagraft are on track and we expect Wound Management to return to previous growth levels in the second half. As previously indicated, we anticipate Endoscopy's sales growth will slow to 5%, mainly due to increased blade reuse in the US, but is expected to improve for the full year with a number of new product launches in the second half.

Sir Christopher O'Donnell, Chief Executive of Smith & Nephew said, "We are pleased with the growth of our orthopaedics business and believe increased sales of new products will accelerate our overall sales growth in the second half of the year. We remain on track to meet our full-year financial targets."

Smith & Nephew is to give a briefing to investors and analysts today ahead of the close period, which precedes its interim results announcement. The briefing will be via conference call at 3 pm UK time, and can be heard by live audio webcast via the Smith & Nephew website at www.smith-nephew.com. A recording of the briefing will be available on the Smith & Nephew website after the call.

Smith & Nephew, whose business is focused on the fast growing markets for orthopaedics, endoscopy and advanced wound management products, will report interim results on 31 July.


Enquiries:

Smith & Nephew
Angie Craig                                         Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                         Tel: +44 (0)20 7831 3113

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23 June 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Cancellation and Repayment of Preference Shares and Scheme of Arrangement.

At a hearing on Friday, 20 June 2003, the High Court approved the cancellation and repayment of all of the issued and unissued 5.5 per cent. cumulative preference shares of (GBP)1 each in Smith & Nephew plc (the 'Preference Shares') by way of a reduction of capital. The reduction of capital is expected to become effective today, Monday, 23 June 2003, and the 268,500 issued Preference Shares are expected to cease trading on the London Stock Exchange and be cancelled from the Official List of the UK Listing Authority on Tuesday, 24 June 2003.

Under the terms of the cancellation and repayment, Preference shareholders will receive (GBP)1.38 per Preference Share together with accrued dividends to the date of repayment. Preference Shareholders will be sent a cheque no later than Monday, 7 July 2003.

At the same hearing the High Court agreed, at the request of Smith & Nephew, to adjourn the hearing of the proposed scheme of arrangement until such later time as Smith & Nephew may request. Smith & Nephew requested the adjournment to allow it to consider the impact of Zimmer's offers for Centerpulse A.G. and InCentive Capital A.G. on the Smith & Nephew scheme of arrangement.

Yours faithfully,



P.R. Chambers
Company Secretary

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com